SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _____ )*

HMS Income Fund, Inc.
(Name of Issuer)

Common Stock, $ 0.001 par value
(Title of Class of Securities)

40427D201
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40427D201	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) HMS Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 861,323.8 (See Item 2 and Item 4 herein)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 861,323.8 (See Item 2 and Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,323.8 (See Item 2 and Item 4 herein)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 66.8%
12	TYPE OF REPORTING PERSON (See Instructions)* OO

(1) This Schedule 13G is filed by each of HMS Investor LLC, Hines Investment Holdings, LP, JCH Investments, Inc. and Jeffrey C. Hines (hereinafter sometimes referred to collectively as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 40427D201	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hines Investment Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 861,323.8 (See Item 2 and Item 4 herein)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 861,323.8 (See Item 2 and Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,323.8 (See Item 2 and Item 4 herein)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 66.8%
12	TYPE OF REPORTING PERSON (See Instructions)* PN

(1) This Schedule 13G is filed by each of HMS Investor LLC, Hines Investment Holdings, LP, JCH Investments, Inc. and Jeffrey C. Hines (hereinafter sometimes referred to collectively as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 40427D201	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JCH Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 861,323.8 (See Item 2 and Item 4 herein)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 861,323.8 (See Item 2 and Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,323.8 (See Item 2 and Item 4 herein)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 66.8%
12	TYPE OF REPORTING PERSON (See Instructions)* CO

(1) This Schedule 13G is filed by each of HMS Investor LLC, Hines Investment Holdings, LP, JCH Investments, Inc. and Jeffrey C. Hines (hereinafter sometimes referred to collectively as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 40427D201	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jeffrey C. Hines
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 861,323.8 (See Item 2 and Item 4 herein)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 861,323.8 (See Item 2 and Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,323.8 (See Item 2 and Item 4 herein)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 66.8%
12	TYPE OF REPORTING PERSON (See Instructions)* IN

(1) This Schedule 13G is filed by each of HMS Investor LLC, Hines Investment Holdings, LP, JCH Investments, Inc. and Jeffrey C. Hines (hereinafter sometimes referred to collectively as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 40427D201	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer: HMS Income Fund, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2800 Post Oak Boulevard Suite 5000 Houston, Texas 77056-6118
Item 2(a).

Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i) HMS Investor LLC;

(ii) Hines Investment Holdings, LP;

(iii) JCH Investments, Inc.; and

(iv) Jeffrey C. Hines.

See attached Exhibit A, which is a copy of the Reporting Persons’ agreement in writing to file this statement on behalf of each of them.

The shares reported herein are directly owned by HMS Investor LLC as set forth on the cover page. Hines Investment Holdings, LP is the 92% member of HMS Investor LLC and, as such, has voting and dispositive power over the shares owned by HMS Investor LLC. JCH Investments, Inc. is the general partner of Hines Investment Holdings, LP and, as such, shares voting and dispositive power over the shares held by HMS Investor LLC. As a result of his position at JCH Investments, Inc., Jeffrey C. Hines also shares voting and dispositive power over the shares held by HMS Investor LLC. Each of Hines Investment Holdings, LP, JCH Investments, Inc. and Jeffrey C. Hines may be deemed to beneficially own the shares of the Issuer held by HMS Investor LLC. Hines Investment Holdings, LP, JCH Investments, Inc. and Jeffrey C. Hines do not directly own any securities of the Issuer.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The business address for each of HMS Investor LLC, Hines Investment Holdings, LP, JCH Investments, Inc. and Jeffrey C. Hines is c/o HMS Income Fund, Inc., 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118

Item 2(c).

Citizenship:

HMS Investor LLC is a limited liability company organized under the laws of the State of Delaware.

Hines Investment Holdings, LP is a limited partnership organized under the laws of the State of Texas.

JCH Investments, Inc. is a corporation organized under the laws of the State of Texas.

Jeffrey C. Hines is a citizen of the United States.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 (“Common Stock”)
Item 2(e).	CUSIP Number: 40427D201

CUSIP NO. 40427D201	13G	Page 7 of 10 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
Item 4.

Ownership.

As of December 31, 2012, HMS Investor LLC directly owned, and Hines Investment Holdings, LP, JCH Investments, Inc. and Jeffrey C. Hines indirectly owned, 861,323.8 shares of Common Stock, which is 66.8% of the Issuer’s outstanding Common Stock. The percentages herein are calculated based upon the aggregate total of the 1,289,471.9 shares of Common Stock issued and outstanding as of December 31, 2012.

Item 4(a).

Amount Beneficially Owned:

HMS Investor LLC – 861,323.8 shares

Hines Investment Holdings, LP – 861,323.8 shares

JCH Investments, Inc. – 861,323.8 shares

Jeffrey C. Hines – 861,323.8 shares

The shares reported herein are directly owned by HMS Investor LLC as set forth on the cover page. Hines Investment Holdings, LP is the 92% member of HMS Investor LLC and, as such, has voting and dispositive power over the shares owned by HMS Investor LLC. JCH Investments, Inc. is the general partner of Hines Investment Holdings, LP and, as such, shares voting and dispositive power over the shares held by HMS Investor LLC. As a result of his position at JCH Investments, Inc., Jeffrey C. Hines also shares voting and dispositive power over the shares held by HMS Investor LLC. Each of Hines Investment Holdings, LP, JCH Investments, Inc. and Jeffrey C. Hines may be deemed to beneficially own the shares of the Issuer held by HMS Investor LLC. Hines Investment Holdings, LP, JCH Investments, Inc. and Jeffrey C. Hines do not directly own any securities of the Issuer.

Item 4(b).	Percent of class: HMS Investor LLC – 66.8% Hines Investment Holdings, LP – 66.8% JCH Investments, Inc. – 66.8% Jeffrey C. Hines – 66.8%
Item 4(c).

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

HMS Investor LLC – 0 shares

Hines Investment Holdings, LP – 0 shares

JCH Investments, Inc. – 0 shares

Jeffrey C. Hines – 0 shares

(ii) Shared power to vote or to direct the vote:

HMS Investor LLC – 861,323.8 shares

Hines Investment Holdings, LP – 861,323.8 shares

JCH Investments, Inc. – 861,323.8 shares

Jeffrey C. Hines – 861,323.8 shares

(iii) Sole power to dispose or to direct the disposition of:

HMS Investor LLC – 0 shares

Hines Investment Holdings, LP – 0 shares

JCH Investments, Inc. – 0 shares

Jeffrey C. Hines – 0 shares

(iv) Shared power to dispose or to direct the disposition of:

HMS Investor LLC – 861,323.8 shares

Hines Investment Holdings, LP – 861,323.8 shares

JCH Investments, Inc. – 861,323.8 shares

Jeffrey C. Hines – 861,323.8 shares

CUSIP NO. 40427D201	13G	Page 8 of 10 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certifications. Not Applicable.

CUSIP NO. 40427D201	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013	HMS Investor LLC

By: JCH Investments, Inc.
Its: Managing Member

By: _/s/ Jeanine Hutchens
Name: Jeanine Hutchens
Title: Senior Vice President / Assistant Secretary

Date: February 13, 2013	Hines Investment Holdings, LP

By: JCH Investments, Inc.
Its: General Partner

By: _/s/ Jeanine Hutchens
Name: Jeanine Hutchens
Title: Senior Vice President / Assistant Secretary

Date: February 13, 2013	JCH Investments, Inc.

By: _/s/ Jeanine Hutchens
Name: Jeanine Hutchens
Title: Senior Vice President / Assistant Secretary

Date: February 13, 2013	By: _/s/ Jeffrey C. Hines
Name: Jeffrey C. Hines

CUSIP NO. 40427D201	13G	Page 10 of 10 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of HMS Income Fund, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Date: February 13, 2013	HMS Investor LLC

By: JCH Investments, Inc.
Its: Managing Member

By: _/s/ Jeanine Hutchens
Name: Jeanine Hutchens
Title: Senior Vice President / Assistant Secretary

Date: February 13, 2013	Hines Investment Holdings, LP

By: JCH Investments, Inc.
Its: General Partner

By: _/s/ Jeanine Hutchens
Name: Jeanine Hutchens
Title: Senior Vice President / Assistant Secretary

Date: February 13, 2013	JCH Investments, Inc.

By: _/s/ Jeanine Hutchens
Name: Jeanine Hutchens
Title: Senior Vice President / Assistant Secretary

Date: February 13, 2013	By: _/s/ Jeffrey C. Hines
Name: Jeffrey C. Hines